

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 4, 2023

John Berg
Chief Financial Officer
Guerrilla RF, Inc.
2000 Pisgah Church Road
Greensboro, North Carolina 27455

      Re: Guerrilla RF, Inc.
           Registration Statement on Form S-1
           Filed on March 30, 2023
           File No. 333-270980

Dear John Berg:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Bradley Ecker at (202) 551-4985 with any questions.

                         Sincerely,

                         Division of Corporation Finance
                         Office of Manufacturing